[SEC CORRESPONDENCE]


                              NEW ULM TELECOM, INC.
                            27 North Minnesota Street
                            New Ulm, Minnesota 56073


                                  May 12, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         RE:   NEW ULM TELECOM, INC.
               FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31. 2004 FILED MARCH 30, 2005
               FILE NO. 0-3024

Ladies and Gentlemen:

         New Ulm Telecom, Inc. (the "Company") spoke via a conference call on May 4, 2005 with the SEC in regards to additional question or clarifications needed on items 2, 6, and 8 of the SEC comment letter dated April 13, 2005 and the response dated April 26, 2005. In response to the conference call held with the SEC on May 4, 2005, the Company is expanding its responses to comment letter items 2, 6, and 8. The Company has included the SEC comments included in your April 13, 2005 letter, which are presented in boldface type, and the Company's original responses, followed by the Company's expanded response to items 2, 6, and 8.

Non-GAAP Measures, page 11

SEC COMMENT

  2. IN ADDITION DISCLOSE IN MORE DETAIL WHY YOU BELIEVE YOUR MEASURES LABELED AS EBITDA IS A USEFUL INDICATOR OF OPERATING PERFORMANCE. SPECIFICALLY, SINCE CAPITAL ITEMS ARE NECESSARY TO ENABLE YOU TO GENERATE REVENUES, IT IS UNCLEAR HOW A FINANCIAL MEASURE THAT OMITS DEPRECIATION
     COULD BE A RELEVANT AND USEFUL MEASURE OF OPERATING PERFORMANCE. ADDITIONALLY, IT IS UNCLEAR HOW EBITDA IS A USEFUL MEASURE OF OPERATING PERFORMANCE WHEN IT ALSO OMITS RECURRING ITEMS SUCH AS "INTEREST EXPENSE," "INTEREST AND DIVIDEND INCOME," "GAIN ON DISSOLUTION," "EQUITY EARNINGS IN CELLULAR PARTNERSHIP" AND "OTHER INVESTMENT INCOME (EXPENSE)." AVOID MERE CONCLUSIONS THAT THE MEASURE "IS PROVIDED BECAUSE THE COMPANY UNDERSTANDS THAT SUCH INFORMATION IS USED BY CERTAIN INVESTORS WHEN ANALYZING THE FINANCIAL POSITION AND PERFORMANCE OF THE

     COMPANY." RATHER, EXPLAIN IN CLEAR LANGUAGE WHAT THE CORE OPERATING PERFORMANCE IS AND HOW IT IS USED, AND CLEARLY EXPLAIN THE ITEMS NOT CONSIDERED BY YOUR NON-GAAP PERFORMANCE MEASURE AND WHY MANAGEMENT BELIEVES IT IS RELEVANT TO DO SO. REFER TO ITEM 10 OF REGULATION S-K AND QUESTION 8 OF OUR FREQUENTLY ASKED QUESTIONS DOCUMENT ON NON-GAAP MEASURES WHICH IS
     AVAILABLE             ON            OUR             WEBSITE             AT:
     HTTP://WWW.SEC.GOV/DIVISIONS/CORPFIN/FAQS/NONGAAPFIQ.HTM.

Company Response (April 26, 2005 Correspondence)

  2. In future filings, the Company will add additional language regarding the usefulness of presenting EBITDA as shown below:

          The Company provides the non-GAAP measure of EBITDA because of its usefulness in analyzing profitability between companies and industries. Because EBITDA eliminates the effects of financing and accounting decisions, EBITDA can provide an "apples-to-apples" comparison. For example, EBITDA as a percent of sales (the higher the ratio, the higher the profitability) can be used to find companies that are the most efficient operators in an industry.

          EBITDA can also be used to evaluate different industry trends over time. Because EBITDA removes the impact of financing large capital investments and depreciation from the analysis, it can be used to compare the profitability trends of various industries, including telecommunications companies. The new accounting rules that eliminate the amortization of goodwill under FAS 142, will bring operating income closer to EBITDA, but the Company believes EBITDA may continue to be a useful measure of core operating profitability.

Company Amended Response

  2. In future filings, the Company will provide a reconciliation of EBITDA to the most comparable GAAP measure of operating performance: net income
     (loss), and add additional language regarding the usefulness of presenting EBITDA as shown below:

          The Company provides the non-GAAP measure of EBITDA because of its use by management and certain investors to analyze our past, current, and future financial performance. This non-GAAP measure of EBITDA does not replace the presentation of our GAAP financial results. EBITDA is simply provided as supplemental information to assist our management and certain investors in analyzing our performance. In addition, the Company provides this information to investors to enable them to analyze the efficiency of the Company's operations, and to value the Company in order to compare and rank it with other companies within various industries.

Consolidated Statement of Income, page 26

SEC COMMENT

  6. IF COSTS AND EXPENSES APPLICABLE TO SALES AND REVENUE EXCLUDE DEPRECIATION AND AMORTIZATION DIRECTLY APPLICABLE TO THE GENERATION OF REVENUE, THEN REVISE YOUR PRESENTATION TO COMPLY WITH SAB 11:B.

Company Response (April 26, 2005 Correspondence)

  6. None of the Income Statement descriptions, except for the line "Depreciation and Amortization," include any depreciation or amortization. The Company in its future filings will add "(excluding Depreciation and Amortization)" on the line items for "Cost of Video Services" and "Cost of Internet Services" and "Other Operating ."

Company Amended Response

  6. In future filings the Company will add the notation "excluding depreciation and amortization" following line items for which no depreciation or amortization has been included. In addition, the Company has reviewed Regulation S-X ss.210.5-03 paragraph (b) 1.(a). This portion of the section reads: "A public utility company using a uniform system of accounts or a form for annual report prescribed by federal or state authorities, or a similar system or report, shall follow the general segregation of operating revenues and operating expenses reported under ss. 210.5-03.2 prescribed by such system or report." The Company, a public utility, has reported its revenues and expenses in accordance with FCC regulation Part 32 Uniform System of Accounts. However, the Company would like to conform to a presentation that meets your comments in the May 4, 2005, conference call and your original letter of comments. The Company has reviewed other filers with similar operations and believes that the following format will work for our Company and be consistent with Regulation S-X, providing the clarity that both the Company and the SEC would both like to see in the operating statement. The Company proposes using the following format for its operating revenues and expenses in its future filings:



          OPERATING REVENUES
               Local network                                        xxxx
               Network access                                       xxxx
               Directory advertising, billing, and other services   xxxx
               Video services                                       xxxx
               Internet services                                    xxxx
               Other nonregulated services                          xxxx
                                                                    xxxx

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          OPERATING EXPENSES
               Plant operations, excluding depreciation
                      and amortization                              xxxx
               Cost of video services                               xxxx
               Cost of  Internet services                           xxxx
               Cost of other nonregulated services                  xxxx
               Depreciation and amortization                        xxxx
               Selling, general and administrative                  xxxx
                                                                    xxxx

          OPERATING INCOME                                          xxxx

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page 30

SEC COMMENT

  8. WE NOTE ON PAGE 16 OF YOUR MD&A THAT YOUR PHONERY SEGMENT HAS REVENUES EARNED BY SALES, INSTALLATION AND SERVICE OF BUSINESS TELEPHONE SYSTEMS AND DATA COMMUNICATIONS EQUIPMENT. TELL US YOUR REVENUE RECOGNITION POLICY REGARDING THIS TYPE OF REVENUE. TELL YOUR CONSIDERATION OF EITF 00-21.
     INCLUDE A DISCUSSION OF REVENUE FROM SALES, INSTALLATION AND SERVICE OF SYSTEMS AND EQUIPMENT IN YOUR REVENUE RECOGNITION POLICY FOOTNOTE.

Company Response (April 26, 2005 Correspondence)

  8. In reviewing the Revenue Recognition Policy discussed on page 30 of the Form 10-K, the Company states "Revenues are recognized when earned." The Company proceeds to explain its revenue recognition policy for major sources of the Company's revenues; however, it does not specifically discuss the revenue recognition policy for the Phonery segment. The Company believes that the addition of language similar to the following will make the revenue recognition policy for the Phonery segment clearer:

          Revenues from system sales and services are derived from the sale, installation, and servicing of communication systems. Customer contracts of sales and installations are recognized using the completed-contract method, which recognizes income when the contract is substantially complete. Rental revenues are recognized over the rental period. Credit is granted to customers, substantially all of whom are located in the Company's service areas.

     The Company has also reviewed and considered EITF 00-21, "Revenue Arrangements with Multiple Deliverables." The Company believes that EITF 00-21 does not have direct application to the Phonery. The Company believes that the proposed language set forth above adequately addresses the revenue recognition policies of the Phonery. Further, the Company believes that the readability of the document is better if we simply add to the Revenue Recognition Note on the revenue recognition policies of the Phonery. EITF 00-21 does not have direct application to the Phonery business because the revenue recognition process in the Phonery is simple and straight-forward. For the most part, the sales process is not extended and revenue is recognized in the month the service or sale occurs, without multiple deliverables.

Company Amended Response

  8. Based on the comments from the May 4, 2005 conference call, the Company would like to replace its earlier response with the following (Note that the Company removed the language in the proposed addition to its revenue recognition policy regarding the credit granted to customers. If this becomes material, it will be separately disclosed in a concentration of credit footnote):

          In reviewing the Revenue Recognition Policy discussed on page 30 of the Form 10-K, the Company states "Revenues are recognized when earned." The Company proceeds to explain its revenue recognition policy for major sources of the Company's revenues; however, it does not specifically discuss the revenue recognition policy for the Phonery segment. The Company believes that the addition of language similar to the following will make the revenue recognition policy for the Phonery segment clearer:

               Revenues from system sales and services are derived from the sale, installation, and servicing of communication systems. In accordance with EITF 00-21, these deliverables are separate units of accounting. Customer contracts of sales and installations are recognized using the completed-contract method, which recognizes income when the contract is substantially complete. Rental revenues are recognized over the rental period.

          The Company has also reviewed and considered EITF 00-21, "Revenue Arrangements with Multiple Deliverables." The Company believes that EITF 00-21 does not have a significant application to the Phonery. The Company believes that the proposed language set forth above adequately addresses the revenue recognition policies of the Phonery. Further, as noted in our conference call, the Company has customers who purchase telephone service from the Telecom segment and may also at times purchase equipment from the Phonery segment. Under paragraph #9, the delivered item should be considered a separate unit of accounting if all of the following criteria are met:

          a. The delivered item has value to the customer on a standalone basis.

          b. There is objective and reliable evidence of the fair value of the undelivered item.

          c. If the arrangement includes a general right of return relative to the undelivered item, deliver or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

          Under this guidance, the Company believes that the transactions of the two segments with the same customer are distinct and are a separate unit of accounting.

The Company acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, the Company sincerely thanks the staff for their comments related to the improvement of the Company's financial reporting and believes that this correspondence addresses the remaining questions and concerns raised during the May 4, 2005 conference call. Should you have any questions regarding this correspondence, please contact me at (507) 233-4252.

                                                 Very truly yours,


                                                 /s/ Nancy Blankenhagen
                                                 ----------------------
                                                 Nancy Blankenhagen
                                                 Chief Financial Officer